Exhibit 12b

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income before income taxes	$137,021	$210,701	$189,860	$10,525	$25,459	$48,213
Adjust for distributed income (loss)
of equity investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	26,616
Equity in loss of equity method
investments	435	186	296	-	-	-
Minority interest in losses of majority
owned subsidiaries	(37)	(1,468)	(612)	(211)	(435)	(48)
Fixed charges, as below	72,243	73,261	85,034	62,658	68,134	66,137
Total earnings, as defined	$208,825	$279,564	$272,958	$70,428	$72,622	$140,918

Fixed charges, as defined:
Interest charges	$62,975	$63,339	$75,305	$60,031	$64,813	$61,269
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,313	8,886	8,142	857	1,915	3,216
Rental interest factor	955	1,036	1,587	1,770	1,406	1,652
Total fixed charges	$72,243	$73,261	$85,034	$62,658	$68,134	$66,137

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$72,243	$73,261	$85,034	$62,658	$68,134	$66,137

Ratio of earnings to combined fixed
charges and preferred dividends	2.89x	3.82x	3.21x	1.12x	1.07x	2.13x